Schedule 21.1


Corporate Office:

Meadowbrook Rehabilitation Group, Inc.
Incorporated under the laws of the State of Delaware

Operating Subsidiaries of the Registrant:

Cambio Networks, Inc.
Incorporated under the laws of the State of California